File Support

[redacted]

09050009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

SEC
Mail Processing
Section
DEC 18 2008
Washington, DC
103

November 14, 2008

Act	Securities Exchange Act of 1934
Section	10(b), 14(e)
Rule	10b-17, 14e-5, Reg. M 101 & 102
Public Availability	November 14, 2008

Stuart M. Strauss, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019

PROCESSED
MAR 17 2009
THOMSON REUTERS

Re: PowerShares Actively Managed Exchange-Traded Fund Trust
File No. TP 09-15

Dear Mr. Strauss:

In your letter dated November 14, 2008, as supplemented by conversations with the staff of the Division of Trading and Markets ("Staff"), PowerShares Actively Managed Exchange-Traded Fund ("ETF") Trust (the "Trust") requests from the Staff certain relief with respect to Rules 10b-17 and 14e-5 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rules 101 and 102 of Regulation M. We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined, directly or by reference, in your letter, unless we note otherwise.

The Trust was organized on November 6, 2007, as a Delaware statutory trust. The Trust is registered with the Securities and Exchange Commission ("Commission") under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust's Original Funds are "actively managed," that is to say, the Original Funds do not seek to track the performance of an underlying index. However, as discussed in the PowerShares Request Letter, each Original Fund's portfolio is fully transparent thereby permitting arbitrage activity to the same extent as index based ETFs. In all other material respects, the Original Funds operate in the same manner as other ETFs.

The Additional Funds and the Future Funds will be structured identically to the Original Funds that were issued by the Trust and afforded relief by the Commission in the PowerShares Response Letter. In addition, the Additional Funds and the Future Funds will be subject to the same conditions and representations as those made in connection with the Original Funds. The Trust now requests that the relief afforded to the Original Funds in the PowerShares Response Letter with regard to Rules 10b-17 and 14e-5 under the Exchange Act, and Rules 101 and 102 of Regulation M, be extended to cover similar trading and other specified transactions in the Additional Funds and the Future Funds.

In view of the substantial similarities between the Additional Funds, Future Funds, and the Original Funds, the Staff will not recommend to the Commission enforcement action under Rules 10b-17 and 14e-5 under the Exchange Act, and Rules 101 and 102 of

Regulation M, against persons or entities engaging in secondary market transactions in the Additional Funds and Future Funds on the NYSE Arca, Inc. or any other Market, or engaging in the creation and redemption of Creation Units of the Additional Funds and Future Funds in reliance on the relief granted to the Trust in the PowerShares Response Letter, subject to the same limitations and conditions.

The foregoing no-action positions taken under Rules 10b-17 and 14e-5 under the Exchange Act and Rules 101 and 102 of Regulation M, are based solely on your representations and the facts presented to Staff, and are strictly limited to the application of those rules to transactions involving the shares of the Additional Funds and Future Funds under the circumstances described above, in your letter dated November 14, 2008, and in the PowerShares Request Letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing no-action positions taken under Rules 10b-17 and 14e-5 under the Exchange Act, and Rules 101 and 102 of Regulation M, are subject to the condition that such transactions in shares of the Additional Funds, Future Funds, Portfolio Securities, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These no-action positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

Very truly yours,

Josephine J. Tao
Assistant Director

Attachment

C L I F F O R D

C H A N C E

RECEIVED

2008 NOV 17 PM 1:50

SEC / ...

CLIFFORD CHANCE US LLP

31 WEST 52ND STREET
NEW YORK NY 10019 6131

TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

Stuart M. Strauss
Partner

DIRECT TEL +1 212 878 4931
DIRECT FAX +1 212 878 8375
Stuart.Strauss@CliffordChance.com

November 14, 2008

Josephine J. Tao, Esq.
Assistant Director
Office of Trading Practices and Processing
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request of PowerShares Actively Managed Exchange-Traded Fund Trust for Additional Exemptive, Interpretive or No-Action Relief from Rules 10b-17 and 14e-5 of the Securities Exchange Act of 1934; and Rules 101 and 102 of Regulation M promulgated under the Securities Exchange Act of 1934 with Respect to Additional Funds and Future Funds

Dear Ms. Tao:

We are writing on behalf of PowerShares Actively Managed Exchange-Traded Fund Trust (the "Trust"). The Trust is an open-end management investment company organized on November 6, 2007 as a Delaware business trust.

Summary of Previously Granted Relief

In April 2006, the Trust listed the individual shares of four portfolios of the Trust (the "Original Funds") on the NYSE Arca, Inc. (the "NYSE Arca"). Prior to such time, the Trust requested relief on behalf of itself, the Original Funds, any national securities exchange or national securities association on or through which the exchange-traded shares of the Trust (the "Shares"), would subsequently trade, and persons or entities engaging in transactions in Shares, from the staff of the Division of Trading and Markets (the "Staff") with respect to Section 11(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rules 10b-10, 10b-17, 11d1-2, 14e-5, 15c1-5 and 15c1-6 under the Exchange Act and Rules 101 and 102 of Regulation M in connection with secondary market transactions in Shares and the creation or redemption of Creation Units ("PowerShares Request Letter").[1] The Staff granted such relief (the "Existing Relief") in the letter addressed to Stuart M. Strauss, dated April 4, 2008 (the "PowerShares Response Letter"). A copy of the PowerShares Request Letter and the PowerShares Response Letter are attached hereto for your convenience. All terms in this letter are as defined in the PowerShares Request and PowerShares Response Letters, unless otherwise defined herein.

Summary of Request to Extend Existing Relief to Additional Funds

The Trust's order under the Investment Company Act of 1940, as amended (the "1940 Act") as filed with the Securities and Exchange Commission on January 7, 2008, applied to any future series ("Future Funds") of the Trust or of other open-end management companies that may utilize active management strategies.[2] As such, the Trust plans to list on a national securities exchange or a national securities association shares of various additional funds not named therein or in the PowerShares

[1] *See*, the request letter from Stuart M. Strauss dated April 3, 2008 with respect to the Trust, et al.

[2] *See*, Investment Company Act Rel. No. 28140 (Feb. 1, 2008) (Notice).

Request Letter (the "Additional Funds"), which are identified in Schedule A hereto.[3] In the future, the Trust plans to list on a national securities exchange or a national securities association shares of Additional Funds, as well as shares of Future Funds as permitted by the Trust's existing exemptive relief.[4] The Additional Funds and the Future Funds will be subject to the same conditions and representations as those made in connection with the Original Funds.[5] The Additional Funds and the Future Funds will be structured identically to the Original Funds, and like the Original Funds, will be actively managed, that is to say the Additional Funds and Future Funds will not seek to track the performance of an underlying index. Therefore, the relief requested in this letter is identical to that requested in the PowerShares Request Letter and granted in the PowerShares Response Letter.

The Trust is aware of the various response letters issued by the Division of Market Regulation (now known as the "Division of Trading and Markets") during the past few years in connection with certain "Class Relief" requested by, or on behalf of, ETFs and others, including the response letter from James A. Brigagliano, Acting Associate Director, Division of Market Regulation, entitled "Class Relief for Exchange Traded Index Funds" to Stuart M. Strauss dated October 24, 2006 (the "October

---

[3] Schedule A identifies the Additional Fund to be launched. Other Additional Funds may be launched at a later date.

[4] See *supra* note 2.

[5] To the extent that a future Fixed-Income Fund is not able to meet the same conditions and representations as those made in connection with the Original Funds, the Trust would make a request to the Staff for separate relief.

Letter", and referred to together with such other letters as the "Class Relief Letters").[6] However, because the Additional Funds and the Future Funds are not and will not be index-based funds, they are not entitled to rely on the Class Relief Letters. The Staff has also previously issued relief identical to that requested herein to index-based ETFs and actively managed ETFs listed and traded on a national securities exchange which meet certain conditions.[7] The Additional Funds and the Future Funds will differ from previous index-based ETFs to the extent that the Additional Funds and the Future Funds are "actively managed." However, as discussed in the PowerShares Request Letter, each Additional Funds' and Future Funds' portfolio will be fully transparent thereby permitting arbitrage activity to the same extent as index-based ETFs. In all other material respects, the Additional Funds and the Future Funds will operate in the same manner as other ETFs.

In view of the foregoing, the Trust respectfully requests that the Existing Relief be extended to cover the Additional Fund and any Future Funds on the same terms and to the same extent as that for the Original Funds.

---

[6] *See also,* Letter from James A. Brigagliano, Esq. regarding Class Relief for Fixed Income Exchange Traded Index Funds, dated April 9, 2007; (the "Fixed Income ETF Class Letter"); Letter from James A. Brigagliano, Esq. to a PowerShares Exchange Traded Fund Trust regarding Class Relief for Exchange Traded Index Funds dated October 24, 2006 (the "Equity ETF Class Relief Letter"); Letter from Catherine McGuire, Esq., Chief Counsel Division of Market Regulation to the Securities Industry Association Derivative Products Committee, dated November 21, 2005 (the "SIA" Letter); Letter from James A. Brigagliano, Esq., Assistant Director, Division of Market Regulation to Claire P. McGrath, Esq., Vice President and Special Counsel, American Stock Exchange LLC, dated August 17, 2001.

[7] See *supra* note 6. *See also* Letter from James A. Brigagliano regarding PowerShares Actively Managed ETF Trust, dated April, 4, 2008; Letter from Josephine J. Tao regarding Bear Stearns Active ETF Trust, dated March 24, 2008.

Precedent for Request to Extend Existing Relief to Additional Funds and Future Funds

As discussed previously with members of your staff, given that the Additional Fund and any Future Funds will be structured identically to the Original Funds and that the form of relief requested herein is identical to the Existing Relief, we are requesting that the Existing Relief be extended to cover the Additional Fund named in Schedule A and any Future Funds by means of submitting this brief request letter, rather than a lengthy request letter restating and amending the PowerShares Request Letter. The Staff has permitted this method in at least three other related contexts.[8]

Conclusion

Based on the foregoing and on our conversations with the Staff, the Trust respectfully requests that the Commission and the Division of Trading and Markets grant the relief requested herein. The forms of relief requested are identical to the relief which the Commission and the Division of Trading and Markets granted in the PowerShares Response Letter. Should you have any questions, please call me at (212) 878-4931.

---

[8] *See*, the letter from W. John McGuire, Esq., dated April 24, 2008 to Josephine J. Tao, Esq., Associate Director, Division of Market Regulation, and the response from Josephine J. Tao, Esq., dated April 24, 2008; the letter from Kathleen H. Moriarty, Esq., dated January 19, 2007 to James A. Brigagliano, Esq., Associate Director, Division of Market Regulation, and the response from James A. Brigagliano, Esq., to Kathleen H. Moriarty, dated January 24, 2007; and the letter from Edward S. Knight, Esq., dated November 12, 2002, to James A. Brigagliano, Esq. and the response from James A. Brigagliano, Esq., dated November 13, 2002.

Sincerely,

Stuart M. Strauss

cc: Joan Collopy
Matt Daigler

Schedule A

List of Additional Fund

PowerShares Active U.S. Real Estate Fund

09-15(JC)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

November 14, 2008

Stuart M. Strauss, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019

Re: PowerShares Actively Managed Exchange-Traded Fund Trust
File No. TP 09-15

Dear Mr. Strauss:

In your letter dated November 14, 2008, as supplemented by conversations with the staff of the Division of Trading and Markets ("Staff"), PowerShares Actively Managed Exchange-Traded Fund ("ETF") Trust (the "Trust") requests from the Staff certain relief with respect to Rules 10b-17 and 14e-5 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rules 101 and 102 of Regulation M. We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined, directly or by reference, in your letter, unless we note otherwise.

The Trust was organized on November 6, 2007, as a Delaware statutory trust. The Trust is registered with the Securities and Exchange Commission ("Commission") under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust's Original Funds are "actively managed," that is to say, the Original Funds do not seek to track the performance of an underlying index. However, as discussed in the PowerShares Request Letter, each Original Fund's portfolio is fully transparent thereby permitting arbitrage activity to the same extent as index based ETFs. In all other material respects, the Original Funds operate in the same manner as other ETFs.

The Additional Funds and the Future Funds will be structured identically to the Original Funds that were issued by the Trust and afforded relief by the Commission in the PowerShares Response Letter. In addition, the Additional Funds and the Future Funds will be subject to the same conditions and representations as those made in connection with the Original Funds. The Trust now requests that the relief afforded to the Original Funds in the PowerShares Response Letter with regard to Rules 10b-17 and 14e-5 under the Exchange Act, and Rules 101 and 102 of Regulation M, be extended to cover similar trading and other specified transactions in the Additional Funds and the Future Funds.

In view of the substantial similarities between the Additional Funds, Future Funds, and the Original Funds, the Staff will not recommend to the Commission enforcement action under Rules 10b-17 and 14e-5 under the Exchange Act, and Rules 101 and 102 of

Regulation M, against persons or entities engaging in secondary market transactions in the Additional Funds and Future Funds on the NYSE Arca, Inc. or any other Market, or engaging in the creation and redemption of Creation Units of the Additional Funds and Future Funds in reliance on the relief granted to the Trust in the PowerShares Response Letter, subject to the same limitations and conditions.

The foregoing no-action positions taken under Rules 10b-17 and 14e-5 under the Exchange Act and Rules 101 and 102 of Regulation M, are based solely on your representations and the facts presented to Staff, and are strictly limited to the application of those rules to transactions involving the shares of the Additional Funds and Future Funds under the circumstances described above, in your letter dated November 14, 2008, and in the PowerShares Request Letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing no-action positions taken under Rules 10b-17 and 14e-5 under the Exchange Act, and Rules 101 and 102 of Regulation M, are subject to the condition that such transactions in shares of the Additional Funds, Future Funds, Portfolio Securities, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These no-action positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

Very truly yours,

Josephine J. Tao
Assistant Director

Attachment

C L I F F O R D
C H A N C E

CLIFFORD CHANCE US LLP
31 WEST 52ND STREET
NEW YORK NY 10019 6131
TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com
Stuart M. Strauss
Partner
DIRECT TEL +1 212 878 4931
DIRECT FAX +1 212 878 8375
Stuart.Strauss@CliffordChance.com

RECEIVED
2008 NOV 17 PM 1:50
SEC / MR

November 14, 2008

Josephine J. Tao, Esq.
Assistant Director
Office of Trading Practices and Processing
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request of PowerShares Actively Managed Exchange-Traded Fund Trust for Additional Exemptive, Interpretive or No-Action Relief from Rules 10b-17 and 14e-5 of the Securities Exchange Act of 1934; and Rules 101 and 102 of Regulation M promulgated under the Securities Exchange Act of 1934 with Respect to Additional Funds and Future Funds

Dear Ms. Tao:

We are writing on behalf of PowerShares Actively Managed Exchange-Traded Fund Trust (the "Trust"). The Trust is an open-end management investment company organized on November 6, 2007 as a Delaware business trust.

Summary of Previously Granted Relief

In April 2006, the Trust listed the individual shares of four portfolios of the Trust (the "Original Funds") on the NYSE Arca, Inc. (the "NYSE Arca"). Prior to such time, the Trust requested relief on behalf of itself, the Original Funds, any national securities exchange or national securities association on or through which the exchange-traded shares of the Trust (the "Shares"), would subsequently trade, and persons or entities engaging in transactions in Shares, from the staff of the Division of Trading and Markets (the "Staff") with respect to Section 11(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rules 10b-10, 10b-17, 11d1-2, 14e-5, 15c1-5 and 15c1-6 under the Exchange Act and Rules 101 and 102 of Regulation M in connection with secondary market transactions in Shares and the creation or redemption of Creation Units ("PowerShares Request Letter").[1] The Staff granted such relief (the "Existing Relief") in the letter addressed to Stuart M. Strauss, dated April 4, 2008 (the "PowerShares Response Letter"). A copy of the PowerShares Request Letter and the PowerShares Response Letter are attached hereto for your convenience. All terms in this letter are as defined in the PowerShares Request and PowerShares Response Letters, unless otherwise defined herein.

Summary of Request to Extend Existing Relief to Additional Funds

The Trust's order under the Investment Company Act of 1940, as amended (the "1940 Act") as filed with the Securities and Exchange Commission on January 7, 2008, applied to any future series ("Future Funds") of the Trust or of other open-end management companies that may utilize active management strategies.[2] As such, the Trust plans to list on a national securities exchange or a national securities association shares of various additional funds not named therein or in the PowerShares

[1] *See*, the request letter from Stuart M. Strauss dated April 3, 2008 with respect to the Trust, et al.

[2] *See*, Investment Company Act Rel. No. 28140 (Feb. 1, 2008) (Notice).

Request Letter (the "Additional Funds"), which are identified in Schedule A hereto.[3] In the future, the Trust plans to list on a national securities exchange or a national securities association shares of Additional Funds, as well as shares of Future Funds as permitted by the Trust's existing exemptive relief.[4] The Additional Funds and the Future Funds will be subject to the same conditions and representations as those made in connection with the Original Funds.[5] The Additional Funds and the Future Funds will be structured identically to the Original Funds, and like the Original Funds, will be actively managed, that is to say the Additional Funds and Future Funds will not seek to track the performance of an underlying index. Therefore, the relief requested in this letter is identical to that requested in the PowerShares Request Letter and granted in the PowerShares Response Letter.

The Trust is aware of the various response letters issued by the Division of Market Regulation (now known as the "Division of Trading and Markets") during the past few years in connection with certain "Class Relief" requested by, or on behalf of, ETFs and others, including the response letter from James A. Brigagliano, Acting Associate Director, Division of Market Regulation, entitled "Class Relief for Exchange Traded Index Funds" to Stuart M. Strauss dated October 24, 2006 (the "October

---

[3] Schedule A identifies the Additional Fund to be launched. Other Additional Funds may be launched at a later date.

[4] See *supra* note 2.

[5] To the extent that a future Fixed-Income Fund is not able to meet the same conditions and representations as those made in connection with the Original Funds, the Trust would make a request to the Staff for separate relief.

Letter", and referred to together with such other letters as the "Class Relief Letters").[6] However, because the Additional Funds and the Future Funds are not and will not be index-based funds, they are not entitled to rely on the Class Relief Letters. The Staff has also previously issued relief identical to that requested herein to index-based ETFs and actively managed ETFs listed and traded on a national securities exchange which meet certain conditions.[7] The Additional Funds and the Future Funds will differ from previous index-based ETFs to the extent that the Additional Funds and the Future Funds are "actively managed." However, as discussed in the PowerShares Request Letter, each Additional Funds' and Future Funds' portfolio will be fully transparent thereby permitting arbitrage activity to the same extent as index-based ETFs. In all other material respects, the Additional Funds and the Future Funds will operate in the same manner as other ETFs.

In view of the foregoing, the Trust respectfully requests that the Existing Relief be extended to cover the Additional Fund and any Future Funds on the same terms and to the same extent as that for the Original Funds.

---

[6] *See also,* Letter from James A. Brigagliano, Esq. regarding Class Relief for Fixed Income Exchange Traded Index Funds, dated April 9, 2007; (the "Fixed Income ETF Class Letter"); Letter from James A. Brigagliano, Esq. to a PowerShares Exchange Traded Fund Trust regarding Class Relief for Exchange Traded Index Funds dated October 24, 2006 (the "Equity ETF Class Relief Letter"); Letter from Catherine McGuire, Esq., Chief Counsel Division of Market Regulation to the Securities Industry Association Derivative Products Committee, dated November 21, 2005 (the "SIA" Letter); Letter from James A. Brigagliano, Esq., Assistant Director, Division of Market Regulation to Claire P. McGrath, Esq., Vice President and Special Counsel, American Stock Exchange LLC, dated August 17, 2001.

[7] See *supra* note 6. *See also* Letter from James A. Brigagliano regarding PowerShares Actively Managed ETF Trust, dated April, 4, 2008; Letter from Josephine J. Tao regarding Bear Stearns Active ETF Trust, dated March 24, 2008.

Precedent for Request to Extend Existing Relief to Additional Funds and Future Funds

As discussed previously with members of your staff, given that the Additional Fund and any Future Funds will be structured identically to the Original Funds and that the form of relief requested herein is identical to the Existing Relief, we are requesting that the Existing Relief be extended to cover the Additional Fund named in Schedule A and any Future Funds by means of submitting this brief request letter, rather than a lengthy request letter restating and amending the PowerShares Request Letter. The Staff has permitted this method in at least three other related contexts.[8]

Conclusion

Based on the foregoing and on our conversations with the Staff, the Trust respectfully requests that the Commission and the Division of Trading and Markets grant the relief requested herein. The forms of relief requested are identical to the relief which the Commission and the Division of Trading and Markets granted in the PowerShares Response Letter. Should you have any questions, please call me at (212) 878-4931.

---

[8] *See*, the letter from W. John McGuire, Esq., dated April 24, 2008 to Josephine J. Tao, Esq., Associate Director, Division of Market Regulation, and the response from Josephine J. Tao, Esq., dated April 24, 2008; the letter from Kathleen H. Moriarty, Esq., dated January 19, 2007 to James A. Brigagliano, Esq., Associate Director, Division of Market Regulation, and the response from James A. Brigagliano, Esq., to Kathleen H. Moriarty, dated January 24, 2007; and the letter from Edward S. Knight, Esq., dated November 12, 2002, to James A. Brigagliano, Esq. and the response from James A. Brigagliano, Esq., dated November 13, 2002.

Sincerely,

Stuart M. Strauss

cc: Joan Collopy
Matt Daigler

Schedule A

List of Additional Fund

PowerShares Active U.S. Real Estate Fund

END